Mail Stop 3561

June 3, 2008

Via Fax & U.S. Mail

Mr. William B. Chiasson
Chief Financial Officer
6401 Hollis Street
Emeryville, California 94608

  Re: **Leapfrog Enterprises, Inc.**
     Form 10-K for the year ended December 31, 2007
     Filed March 13, 2008
     File No. 001-31396

Dear Mr. Chiasson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief